                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           _______________________

                                  FORM 11-K

                           _______________________


(Mark One)

                [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 1998

                                      OR


                [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3863

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                Lanier Worldwide, Inc. Savings Incentive Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Harris Corporation
                                1025 W. NASA Blvd.
                                Melbourne, Florida 32919

                             LANIER WORLDWIDE, INC.
                             SAVINGS INCENTIVE PLAN

                              Financial Statements
                          and Supplementary Information

                                  June 30, 1998

     LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN

     Table of Contents

     June 30, 1998                                                          PAGE
--------------------------------------------------------------------------------




     INDEPENDENT AUDITOR'S REPORT...........................................................................1


     FINANCIAL STATEMENTS:

       Statements of Net Assets Available for Benefits......................................................2

       Statement of Changes in Net Assets Available for Benefits With Fund Information....................3-4

       Notes to Financial Statements......................................................................5-8



     SUPPLEMENTARY INFORMATION:

       Schedule of Assets Held for Investment Purposes......................................................9

       Schedule of Reportable Transactions.................................................................10






















--------------------------------------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT



     Pension and Retirement Committee
     Lanier Worldwide, Inc. Savings Incentive Plan
     Melbourne, Florida


     We have audited the accompanying statements of net assets available for benefits of the Lanier Worldwide, Inc. Savings Incentive Plan as of June 30, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended June 30, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1998 and 1997, and the changes in its net assets available for benefits for the year ended June 30, 1998 in conformity with generally accepted accounting principles.

     Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules contained on pages 9 and 10 as of and for the year ended June 30, 1998 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1998 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1998 financial statements taken as a whole.





     /s/ Bray, Beck & Koetter

     Melbourne, Florida
     November 11, 1998







--------------------------------------------------------------------------------
                                                                               1

                              FINANCIAL STATEMENTS

LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN

Statements of Net Assets Available for Benefits

June 30, 1998 and 1997
--------------------------------------------------------------------------------



                                                                           1998           1997
                                                                        ------------   ------------

ASSETS

INVESTMENTS, AT FAIR VALUE (NOTE 5):
   Registered investment companies:
     T. Rowe Price Summit Cash Reserves Fund                            $ 16,665,234   $ 15,799,184
   T. Rowe Price Equity Index 500 Fund                                    65,929,024     47,857,599
     T. Rowe Price Short Term Bond Fund                                    2,076,858      1,846,392
     T. Rowe Price New America Growth Fund                                36,898,829     26,655,958
     T. Rowe Price Balanced Fund                                          13,388,325     10,650,401
     T. Rowe Price International Stock Fund                                4,721,267      4,166,626
   Harris Corporation common stock                                         3,192,571      1,459,535
   Participant loans                                                       6,257,885      6,230,045
                                                                        ------------   ------------

     Total investments                                                   149,129,993    114,665,740

RECEIVABLES:
   Employer contributions                                                    145,331         69,186
   Employee contributions                                                    398,794        300,481
                                                                        ------------   ------------

     Total receivables                                                       544,125        369,667


LIABILITIES                                                                      -              -
                                                                        ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                                       $149,674,118   $115,035,407
                                                                        ============   ============


     See accompanying notes to financial statements.

LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information

Year Ended June 30, 1998
--------------------------------------------------------------------------------

                                                     T. Rowe Price     T. Rowe Price    T. Rowe Price
                                                      Summit Cash      Equity Index       Short Term
                                                     Reserves Fund       500 Fund          Bond Fund
                                                      ------------      ------------     ------------
INCREASES:
   Investment income                                  $    831,543      $  1,086,682     $    110,665
   Contributions from employer                             586,057         1,304,995          101,807
   Contributions from employees                          1,356,899         4,317,091          353,942
                                                      ------------      ------------     ------------

                                                         2,774,499         6,708,768          566,414

Net transfers between funds                               (300,557)        2,051,524         (127,344)


DECREASES:
   Benefits paid directly to participants                1,602,624         4,393,848          215,046
   Administrative expenses                                   1,422             3,791              357
                                                      ------------      ------------     ------------

                                                         1,604,046         4,397,639          215,403

NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF
   INVESTMENTS (NOTE 5)                                        -          13,774,303           10,613
                                                      ------------      ------------     ------------


Net increase in net assets available for benefits          869,896        18,136,956          234,280

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                    15,851,538        47,961,177        1,856,476
                                                      ------------      ------------     ------------

   END OF YEAR                                        $ 16,721,434      $ 66,098,133     $  2,090,756
                                                      ============      ============     ============













     See accompanying notes to financial statements.
--------------------------------------------------------------------------------
                                                                               3

-----------------------------------------------------------------------------------------------------
T. Rowe Price    T. Rowe Price      T. Rowe Price
 New America        Balanced        International        Harris             Loan
 Growth Fund          Fund           Stock Fund        Stock Fund           Fund            Total
------------      ------------      ------------      ------------      ------------     ------------

$  1,491,211      $    452,947      $    220,356      $     47,624      $    503,184     $  4,744,212
   1,258,064           439,669           246,848           965,979               -          4,903,419
   4,394,847         1,567,564         1,023,149           930,844               -         13,944,336
------------      ------------      ------------      ------------      ------------     ------------

   7,144,122         2,460,180         1,490,353         1,944,447           503,184       23,591,967

    (863,641)         (336,389)         (517,820)             (417)           94,644              -



   3,020,680           933,764           387,138           198,087           569,988       11,321,175
       3,327             1,307               692                 6               -             10,902
------------      ------------      ------------      ------------      ------------     ------------

   3,024,007           935,071           387,830           198,093           569,988       11,332,077


   7,041,366         1,567,300           (21,639)            6,878               -         22,378,821
------------      ------------      ------------      ------------      ------------     ------------


  10,297,840         2,756,020           563,064         1,752,815            27,840       34,638,711


  26,758,287        10,691,250         4,190,944         1,495,690         6,230,045      115,035,407
------------      ------------      ------------      ------------      ------------     ------------

$ 37,056,127      $ 13,447,270      $  4,754,008      $  3,248,505      $  6,257,885     $149,674,118
============      ============      ============      ============      ============     ============











--------------------------------------------------------------------------------
                                                                               4

     LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN

     Notes to Financial Statements

     June 30, 1998
--------------------------------------------------------------------------------


     1.  DESCRIPTION OF THE PLAN

         The following description of the Lanier Worldwide, Inc. Savings Incentive Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         General
         -------

         The Lanier Worldwide, Inc. Savings Incentive Plan (the "Plan") is a defined contribution plan available to substantially all permanent employees of Lanier Worldwide, Inc. ("the Company and Sponsor"). It is subject to the provisions of the Employee Income Security Act of 1974 (ERISA).

         Contributions
         -------------

         Participants can contribute up to 15% of their salary in 1% increments. Upon the later of completion of one year of service or attainment of age 21, the Company matches 50% of the participant's contribution up to a maximum of 6% of compensation (3% prior to July 1, 1997).

         Payment of Benefits
         -------------------

         Distributions from the Plan may be made only in the event of death, disability or termination of employment.

         Participant Loans
         -----------------

         Participants may borrow against the vested portion of their accounts from a minimum of $500 up to a maximum of $50,000 or 50% of the vested portion of a participant's account, whichever is less. Loans made under the Plan range up to five years.

         Vesting and Forfeitures
         -----------------------

         All participants' contributions and earnings thereon are 100% vested. Company contributions to participants' accounts vest 20% per year of service, until a participant becomes fully vested after five years of service. Company contributions become fully vested regardless of years of service upon retirement, total and permanent disability or upon death of the participant. Forfeitures of terminated participants' nonvested accounts reduce the matching contributions of the Company.

         Plan Termination
         ----------------

         Under provisions of the Plan, the Company reserves the right to amend or terminate the Plan at any time. If the plan is terminated, each participant's account will become fully vested.

         Investment Options
         ------------------

         Participants may allocate contributions among six T. Rowe Price Mutual Funds and the Harris Stock Fund. Participant contributions to the Harris Stock Fund are limited to 1% of compensation. Shares of Harris Corporation common stock are purchased or contributed by the Company at a discount established from time to time by the Company. Amounts may not be transferred from other funds to the Harris Stock Fund. Contributions must remain in the fund for a minimum of 36 months.

         T. Rowe Price Retirement Plan Services, Inc. ("T. Rowe Price") is the Plan's Trustee, record keeper, and investment manager.



--------------------------------------------------------------------------------
                                                                               5

     LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN

     Notes to Financial Statements

     June 30, 1998
--------------------------------------------------------------------------------


     2.  SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting
         -------------------

         The accounting records of the Plan are maintained on the accrual basis.

         Use of Estimates
         ----------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires use of estimates regarding certain types of assets, liabilities, revenues and expenses. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

         Investment Valuation and Income Recognition
         -------------------------------------------

         Investments in securities are stated at fair value as determined by quoted market prices as of the close of business on the last day of the plan year. Investments for which a quoted market value is not available are stated at fair values reported by the trustee or investee company. Participant loans are stated at cost.

         The net appreciation (depreciation) in fair value of investments reflected in the statements of changes in net assets available for plan benefits represents the sum of the unrealized appreciation or depreciation in the aggregate fair value of investments and the realized gain or loss on the sale of investments.

         Administrative Expenses
         -----------------------

         Unless otherwise elected by the Company, all ordinary and extraordinary charges and expenses incurred by the Trustee in connection with the administration of the Plan are paid by the Trustee from the assets of the Plan. In fiscal 1998, the Company elected to pay certain administrative expenses such as legal fees, tax counsel and accounting fees. Administrative expenses, which consist of Trustee, record keeping and investment manager fees and commissions paid to T. Rowe Price, were paid by the Plan.

         Payment of Benefits
         -------------------

         Benefits are recorded when paid.


     3.  PLAN AMENDMENT

         The Plan was amended and restated as of July 1, 1997. Changes to the prior Plan included (I) provision for the daily valuation of participants' accounts, (ii) provision for participants to change their investment elections daily, (iii) increase to the rate of matching contributions from 50% of the first 3% of employee deferrals to 50% of the first 6% and (iv) changes to reflect applicable requirements imposed on qualified plans under the Small Business Job Protection Act of 1996 and the Uniformed Services Employment and Reemployment Rights Act of 1994.










--------------------------------------------------------------------------------
                                                                               6

     LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN

     Notes to Financial Statements

     June 30, 1998
--------------------------------------------------------------------------------


     4.  INCOME TAX STATUS

         The Plan obtained its latest determination letter on August 22, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since that date and is currently awaiting a new determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


     5.  INVESTMENTS

         At June 30, 1998 and 1997, investments with a fair value representing 5% or more of the Plan's net assets were as follows:

                                                                                                      1998
                                                                                             ----------------
         T. Rowe Price Summit Cash Reserves Fund                                                $  16,665,234
         T. Rowe Price Equity Index 500 Fund                                                       65,929,024
         T. Rowe Price New America Growth Fund                                                     36,898,829
         T. Rowe Price Balanced Fund                                                               13,388,325


                                                                                                       1997
                                                                                             ----------------
         T. Rowe Price Summit Cash Reserves Fund                                                 $ 15,799,184
         T. Rowe Price Equity Index 500 Fund                                                       47,857,599
         T. Rowe Price New America Growth Fund                                                     26,655,958
         T. Rowe Price Balanced Fund                                                               10,650,401
         Participant Loans                                                                          6,230,045

         During the year ended June 30, 1998, the Plan's investments (including investments bought and sold as well as held during the year) appreciated (depreciated) in fair value by $22,378,821 as follows:

                                                                                             Net Appreciation
                                                                                             (Depreciation) in
                                                                                                 Fair Value
                                                                                             ----------------
         Fair value as determined by quoted market price:
           T. Rowe Price Equity Index 500 Fund                                                  $  13,774,303
           T. Rowe Price Short-term Bond Fund                                                          10,613
           T. Rowe Price New America Growth Fund                                                    7,041,366
           T. Rowe Price Balanced Fund                                                              1,567,300
           T. Rowe Price International Stock Fund                                                     (21,639)
           Harris Stock Fund                                                                            6,878
                                                                                             ----------------

                                                                                                $  22,378,821
                                                                                             ================





--------------------------------------------------------------------------------
                                                                               7

     LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN

     Notes to Financial Statements

     June 30, 1998
--------------------------------------------------------------------------------


     6.  TRANSACTIONS WITH PARTIES-IN-INTEREST

         Under Department of Labor regulations for reporting and disclosure, an employee benefit plan such as the Lanier Worldwide, Inc. Savings Incentive Plan is required to report investment transactions and compensation paid to parties-in-interest.

         The term "party-in-interest" is broadly defined, but would include Lanier Worldwide, Inc.; Harris Corporation, Lanier Worldwide, Inc.'s parent company; T. Rowe Price (Note 2) and any person or corporation that renders services to the Plan. At June 30, 1998 the Plan held 71,442 shares of Harris Corporation common stock. All other investments were held in T. Rowe Price mutual funds.


     7.  YEAR 2000 ISSUE (UNAUDITED)

         Certain software and hardware systems are time-sensitive. Older time-sensitive systems often use a two-digit dating convention (e.g., "00" rather than "2000") that could result in system failure and disruption of operations as the year 2000 approaches. The Year 2000 problem will impact the Plan Sponsor, the trustee and recordkeeper, as well as their vendors and suppliers. Lanier Worldwide, Inc. ("Company") has determined its needs to replace or modify several of its software systems and is in the process of replacing or outsourcing many of its time- sensitive software systems. The Company has identified exposure in various operating and business systems including financial and administrative functions. The Company has also initiated communications with suppliers and other relevant third parties to identify and minimize disruptions to the Company's operations and to assist in resolving Year 2000 issues. However, there can be no certainty that the systems and products of other companies on which the Company and Plan relies will not have an adverse effect on the Company's or Plan's operations.


--------------------------------------------------------------------------------

              SCHEDULE G                    |                  FINANCIAL SCHEDULES                      |    OMB No. 1210-0016
              (FORM 5500)                   |                                                           |  -----------------------
                                            |    This schedule may be filed as an attachment to the     |
       Department of the Treasury           |  Annual Return/Report Form 5500 under Section 104 of the  |           1997
        Internal Revenue Service            |         Employee Retirement Income Security Act           |
                                            |              of 1974, referred to as ERISA                |  -----------------------
               ---------                    |                                                           |   THIS FORM IS OPEN
                                            |      SEE THE INSTRUCTIONS FOR ITEM 27 OF THE FORM 5500    |  TO PUBLIC INSPECTION
           Department of Labor              |                                                           |
Pension and Welfare Benefits Administration |                 -  ATTACH TO FORM 5500                    |
------------------------------------------------------------------------------------------------------------------------------------
For calendar plan year 1997 or fiscal year beginning                  July 1, 1997, and ending                 June 30, 1998
------------------------------------------------------------------------------------------------------------------------------------
Name of plan sponsor as shown on line 1a of Form 5500                                     |    EMPLOYER IDENTIFICATION NUMBER
Lanier Worldwide, Inc.                                                                    |       59 | 0778222
------------------------------------------------------------------------------------------------------------------------------------
Name of plan        Lanier Worldwide, Inc.                                                |    Three-digit
Savings Incentive Plan                                                                    |    plan number -      0 | 0 | 1
------------------------------------------------------------------------------------------------------------------------------------
PART I         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES-SEE FORM 5500, ITEM 27a.
------------------------------------------------------------------------------------------------------------------------------------

(a)         (b)                                            (c)                                       (d)               (e)
     Identity of issue, borrower,      Description of investment including maturity date,           Cost          Current Value
     lessor, or similar party          rate of interest, collateral, par or maturity value
------------------------------------- ------------------------------------------------------ ----------------- ---------------------
    Participant Loan                   0.0650/0.0950                                                                6,257,885
------------------------------------- ------------------------------------------------------ ----------------- ---------------------
    Harris Stock Fund Restricted       Company Stock                                              2,925,663         3,131,400
------------------------------------- ------------------------------------------------------ ----------------- ---------------------
    Harris Stock Fund Unrestricted     Company Stock                                                 60,393            61,171
------------------------------------- ------------------------------------------------------ ----------------- ---------------------
    International Stock Fund           Mutual Fund                                                4,216,671         4,721,267
------------------------------------- ------------------------------------------------------ ----------------- ---------------------
    Equity Index 500 Fund              Mutual Fund                                               36,408,025        65,929,025
------------------------------------- ------------------------------------------------------ ----------------- ---------------------
    Short Term Bond Fund               Mutual Fund                                                2,104,763         2,076,858
------------------------------------- ------------------------------------------------------ ----------------- ---------------------
    New America Growth Fund            Mutual Fund                                               26,076,119        36,898,829
------------------------------------- ------------------------------------------------------ ----------------- ---------------------
    Balanced Fund                      Mutual Fund                                               10,270,094        13,388,325
------------------------------------- ------------------------------------------------------ ----------------- ---------------------
    Summit Cash Reserves               Mutual Fund                                               16,665,234        16,665,234
------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------------------------------------------------------------------------------------------------------
FOR PAPERWORK REDUCTION ACT NOTICE, SEE THE INSTRUCTIONS FOR FORM 5500.              MGA               SCHEDULE G (FORM 5500) 1997

                                                                               9
--------------------------------------------------------------------------------

                            EIN 59-0778222 / PN 001

Schedule G (Form 5500) 1997                                                                                                  Page 3
------------------------------------------------------------------------------------------------------------------------------------
PART IV        SCHEDULE OF LEASES IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE--SEE FORM 5500, ITEM 27c.
--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------
                                                 (d)
                          (c)             Terms and description                            (g)          (h)
          (b)         Relationship         (type of property,                    (f)   Gross rental  Expenses                (j)
(a)  Identity of        to plan,         location and date it was      (e)     Current   receipts   paid during   (i)     Amount in
    lessor/lessee  employer, employee        purchased, terms       Original  value at during the    the plan    Net      arrears
                      organization,        regarding rent, taxes,     Cost     time of   plan year      year    receipts
                        or other            insurance, repairs,                lease
                    party-in interest    expenses, renewal options,
                                         date property was leased)
--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
PART V        SCHEDULE OF REPORTABLE TRANSACTIONS--SEE FORM 5500, LINE 27d.

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------
                            (b)                                                    (f)                       (h)
                      Description of                                             Expense       (g)      Current value
     (a)              asset (include       (c)                                   incurred     Cost of    of asset on       (i)
Identity of party   interest rate and    Purchase       (d)           (e)          with        asset     transaction    Net gain or
   involved          maturity in case     price    Selling price  Lease rental  transaction                 date          (loss)
                        of a loan)
------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------
EXF                Mutual Fund         10,414,325                                           10,414,325   10,414,325
------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------
EXF                Mutual Fund         (3,932,512)   (6,117,201)                            (3,932,512)  (6,117,201)     2,184,689
------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------
NAG                Mutual Fund          9,489,124                                            9,489,124    9,489,124
------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------
NAG                Mutual Fund         (4,893,099)   (6,287,619)                            (4,893,099)  (6,287,619)     1,394,520
------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------
SCR                Mutual Fund          5,896,680                                            5,896,680    5,896,680
------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------
SCR                Mutual Fund         (5,030,630)   (5,030,630)                            (5,030,630)  (5,030,630)             0
------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

                                                                              10
--------------------------------------------------------------------------------

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                            Lanier Worldwide, Inc.
                                            Savings Incentive Plan


                                            /s/  Jeffrey Pratt Morrill
                                            --------------------------------
                                            Jeffrey Pratt Morrill
                                            Plan Administrator


Date:  December 22, 1998